February 6, 2006





Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, DC 20549-7010
Attn: Nili Shah

                  RE:      Cavalier Homes, Inc.
                           Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 31, 2005
                           Form 10-K/A for Fiscal Year Ended December 31, 2004 Filed May 2, 2005
                           Form 10-Q for Quarter Ended April 2, 2005
                           Filed May 12, 2005
                           Form 10-Q for Quarter Ended July 2, 2005
                           Filed August 11, 2005
                           File No. 1-9792

Ladies and Gentlemen:

         In a phone conversation between members of the Commission's staff and Company personnel, we agreed to outline in writing the Company's understanding and application of FIN 45 paragraph 10. We responded to the Commission's verbal request for the Company's understanding and application of paragraph 10 of FIN 45 on November 14, 2005. In a later phone conversation between members of the Commission's staff and Company personnel, we agreed to outline in writing further clarifying points regarding the Company's application of FIN 45 paragraph 10. The following paragraphs set forth our response to the Commission's request for information regarding the Company's application of FIN 45 paragraph 10.

Under the provisions of FIN 45, issuance of a guarantee results in two different types of obligations:

         1. A non-contingent obligation to stand ready to perform under the guarantee (accounted for as a liability pursuant to FIN 45); and

         2. A contingent obligation to make future payments under the conditions of a guarantee (accounted for pursuant to SFAS No. 5).

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Securities and Exchange Commission
February 6, 2006
Page 2
-------------------

The second element of the guarantee is accounted for pursuant to SFAS No. 5 after the triggering event occurs. Thus, until the triggering event occurs, there is no SFAS No. 5 loss contingency to accrue. FIN 45 states, however, that regardless of whether the triggering event has occurred, the guarantor still has an obligation to stand ready to perform under the guarantee. Since that element of the guarantee is an unconditional obligation, it should be recognized as a liability at inception of the guarantee in an amount equal to its estimated fair value in the guarantor's balance sheet. The recognition of this liability is not dependent on the probability of future payments under the guarantee. The contingent portion of the obligation, however, is still subject to the probable and estimable criteria of SFAS No. 5.

Paragraph 10 of FIN 45 states the following:

In the event that, at the inception of the guarantee, the guarantor is required to recognize a liability under SFAS No. 5 for the related contingent loss, the liability to be initially recognized for that guarantee shall be the greater of
(a) the amount that satisfies the fair value objective as discussed in paragraph 9 or (b) the contingent liability amount required to be recognized at inception of the guarantee by paragraph 8 of SFAS No. 5. For many guarantors, it would be unusual for the contingent liability amount under (b) above to exceed the amount that satisfies the fair value objective under (a) above at the inception of the guarantee.

The Company estimates the fair value of the non-contingent portion of its manufacturer's inventory repurchase agreements under the provisions of FIN 45 at inception (the date a home is shipped to dealers whose floor plan financing agreement is supported by Cavalier's repurchase commitment). For repurchase commitments, other than for those dealers who are identified at an elevated risk of default, the Company's SFAS No. 5 liability would be zero at inception. The Company's repurchase commitments for the group of dealers included in the SFAS No. 5 reserve are excluded from the fair value calculation required by FIN 45, since the resulting SFAS No. 5 loss reserve is greater than the FIN 45 reserve.

Additionally, subsequent to the inception of the guarantee, the Company evaluates the likelihood that it will be called on to perform under the inventory repurchase commitments. Based on identified changes in dealers' financial conditions, the Company evaluates the probability of default for the group of similar dealers (those who are identified at an elevated risk of default) and applies a probability of default to the group, based on historical default rates. Cavalier records an SFAS No. 5 contingent liability in an amount equal to the estimated loss on repurchase less the amount previously reflected as the estimated fair value of the guarantee pursuant to FIN 45.

In analyzing the SFAS No. 5 component of the Company's reserve at December 31, 2004, we updated our historical loss estimate to reflect recent improvements in industry conditions which have led to lower dealer repurchases and consequently reduced losses to the Company. As a result, the Company's SFAS No. 5 contingent component of the reserve decreased by $627,000. We believe this decrease was properly accounted for as a change in estimate and was recorded in 2004.

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Securities and Exchange Commission
February 6, 2006
Page 3
-----------------------------

For the portion of the reserve attributable to the non-contingent guarantee (the portion to which FIN 45 is applicable), the estimated fair value of the FIN 45 liability was in fact higher than the previously termed "global" SFAS No. 5 reserve. As a result, the change to adopt FIN 45 was an increase of $229,000. The net change from the application of FIN 45 and the change in estimate under SFAS No. 5 was a $398,000 net reduction in expense ($627,000 less $229,000).

Similarly, we have further reviewed the effect of the delayed adoption of FIN 45 as of December 31, 2003 previously communicated to the Commission of a $315,000 reduction in expense. The delayed adoption of FIN 45 is more accurately reflected as a $95,000 increase in expense, without regard for any potential impact of a change in estimate as the circumstances leading to the 2004 change in estimate were not known at December 31, 2003.

Additionally, the impact of the delayed adoption of FIN 45 for the following periods during 2003 and 2004 is as follows:


                          FIN 45 Liability  SFAS No. 5 Global       Balance Sheet       Income Statement
                             (proforma)     Reserve (recorded)     Impact (proforma)    Impact (proforma)
                        ------------------  ------------------     -----------------    -----------------

Q1 2003                        747,000          1,050,000              (303,000)           303,000

Q2 2003                        933,000          1,000,000               (67,000)          (236,000)

Q3 2003                        973,000            970,000                 3,000            (70,000)

Q4 2003                      1,035,000            940,000                95,000            (92,000)        (95,000)

Q1 2004                      1,086,000            930,000               156,000            (61,000)

Q2 2004                      1,213,000            930,000               283,000           (127,000)

Q3 2004                      1,078,000            830,000               248,000             35,000

Q4 2004                      1,114,000            885,000               229,000             19,000        (134,000)

                                                                                        -----------------------------
Net change from 1/1/03 to 12/31/04 recorded                                                (229,000)      (229,000)
                                                                                        =============================

The Company initially considered the repurchase agreements "grandfathered" and not subject to the provisions of FIN 45. However, upon further analysis, we concluded that a new guarantee was issued under the terms of the agreement each time a home is shipped. The Company believes the quantitative impact of the delayed adoption of FIN 45 is not material to its income statement for any of the quarterly periods in 2003 or 2004, nor is the unrecorded liability material

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Securities and Exchange Commission
February 6, 2006
Page 4
-----------------------------

to the balance sheet for any of the quarterly periods as the Company maintained its global SFAS No. 5 reserve for each of the quarterly periods in 2003 and 2004.

The Company also reviewed qualitative aspects of the impact of not adopting FIN 45 in 2003 and 2004 and concluded such impact was qualitatively immaterial. Cavalier's qualitative assessment included consideration of the following:

        o The adjustments would not significantly change revenue or earnings trends.
        o If recorded, the adjustments would not result in a violation of debt covenants.
        o The adjustments were not deemed to be pervasive to the financial statements.
        o The disclosures previously made would not differ significantly from those required under FIN 45.

Cavalier hereby acknowledges the following:

        o Cavalier is responsible for the adequacy and accuracy of the disclosure in its filings;
        o Staff comments or changes to disclosure in response to staff comments in Company filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
        o Cavalier may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information with respect to the Cavalier's filings, please telephone either myself at (256) 747-9831 or David Roberson at (256) 747-9838.

                                                     Sincerely,

                                                     /s/ Michael R. Murphy
                                                     ---------------------
                                                     Michael R. Murphy
                                                     Chief Financial Officer

cc:      David Roberson
         June Martin
         Paul S. Ware, Esq.
         Laura P. Washburn, Esq.
         Brian Barksdale
         Elton Sims
         Lori Snodgrass
         Bobby Tesney, Audit Committee, Chairman
         A. Douglas Jumper, Sr., Audit Committee
         J. Don Williams, Audit Committee